

16022248

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6601 Six Forks Road, Suite 340
(No. and Street)

Raleigh	North Carolina	27615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance Baker — 919-846-2324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite #4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Hatteras Capital Distributors, LLC

Contents

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule and Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2015

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule

For the Year Ended December 31, 2015

Defining Alternatives


HATTERAS
FUNDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Hatteras Capital Distributors, LLC

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC as of December 31, 2015, and the related statement of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Hatteras Capital Distributors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Hatteras Capital Distributors, LLC's financial statements. The supplemental information is the responsibility of Hatteras Capital Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

OATH OR AFFIRMATION

I, Lance Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CHRISTINE GEVERTZ
Notary Public
Wake County
North Carolina
My Comm n Expires Aug 20, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Hatteras Capital Distributors, LLC

Statement of Financial Condition

December 31,		2015
Assets		
Cash	$	2,084,948
Due from affiliate, net		10,938
Deferred acquisition cost, net		59,607
Receivable from 12(b)-1 plan		505,830
Prepaid expenses and other assets		43,587
Total Assets	$	2,704,910
Liabilities		
Accrued expenses and accounts payable		69,250
Total Liabilities		69,250
Equity		2,635,660
Total Liabilities and Equity	$	2,704,910

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Income

Year ended December 31,	2015
Revenues	
Service fee revenue	$ 4,700,746
12b-1 revenues	808,597
Other income	16,845
Total revenues	5,526,188
Expenses	
Payroll and related expenses	2,396,857
Marketing events and materials	776,867
Travel, meals and entertainment	601,169
12b-1 plan expenses	464,220
Amortization of deferred acquisition costs	315,720
Professional fees	81,685
Regulatory fees and expenses	81,418
Office expenses	66,098
Rent	53,334
Depreciation	33,529
Sub-distributor fees	30,757
Other expenses	27,228
Insurance	19,061
Total expenses	4,947,943
Net income	$ 578,245

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Changes in Member's Equity

	Equity
Beginning equity, December 31, 2014	$ 2,932,415
Net income	578,245
Distributions	(875,000)
Ending equity, December 31, 2015	$ 2,635,660

See accompanying notes to financial statements.

Hatteras Capital Distributors, LLC

Statement of Cash Flows

Year ended December 31,		2015
Operating Activities		
Net income	$	578,245
Amortization of deferred acquisition cost		315,720
Adjustments to reconcile net income to net cash provided by operating activities		
Change in receivable from 12b-1 plan		(292,934)
Change in due from affiliate, net		261,897
Capitialization of deferred acquisition costs		(115,327)
Change in prepaid expenses and other assets		(17,167)
Change in accounts payable and accrued expenses		29,250
Net Cash Provided by Operating Activities		759,684
Financing Activities		
Distributions		(875,000)
Net Cash Used in Financing Activities		(875,000)
Net change in cash		(115,316)
Cash, beginning of year		2,200,264
Cash, end of year	$	2,084,948

See accompanying notes to financial statements.

1. Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina. Prior to June 30, 2014, the member interests of HCD were wholly owned by Hatteras Capital Investment Management, LLC ("HCIM"). HCD serves as the distributor for investment company products and limited partnerships. HCD operates as a limited-use broker dealer pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold customer funds or safekeep customer securities.

On June 30, 2014 (the "Acquisition Date"), HCIM , along with other affiliate companies including Hatteras Investment Partners, LLC ("HIP"), Hatteras Alternative Mutual Funds, LLC ("HAMF"), Hatteras Investment Management, LLC ("HIM"), and Hatteras Capital Investment Partners, LLC ("HCIP"), collectively the "Hatteras Funds Group", sold substantially all of their assets, including all of HCIM's member interest in HCD, to Hatteras Funds, LLC ("Hatteras Funds") in a transaction accounted for as a business combination under ASC Topic 805, Business Combinations. Hatteras Funds is a single member limited liability company formed under the state of Delaware and operated under the name of Scotland Acquisition, LLC prior to being renamed Hatteras Funds on June 23, 2014. The member interest of Hatteras Funds is wholly owned by RCS Capital Corporation ("RCS"). Hatteras Funds provides investment advisory services to various affiliated funds and general partnerships. Hatteras Funds did not elect to apply push down accounting under ASU 2014-17, Business Combinations (Topic 805) Pushdown Accounting a consensus of the FASB Emerging Issues Task Force, into the Company's accounting records at the Acquisition Date.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material

Cash

The Company maintains cash deposits with a financial institution. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company had approximately $1.8 million in cash balances as of December 31, 2015 that were in excess of the FDIC insured limits. There were no restrictions placed on the Company's cash deposits at December 31, 2015, nor at any point during the twelve-months ended December 31, 2015.

Service Fees Receivable and Due from Affiliates

The Company records service fee receivables by providing services to various funds managed and advised by Hatteras Funds. As provided in the fund servicing agreements, the Company will assist with investor communications, maintenance of fund records, and provide various other services related to the funds' operations. The Company records service fees receivable when fees have been earned but not yet paid on services provided to unrelated parties. The Company also provides services to Hatteras Funds under terms of a written agreement between the Company and Hatteras Funds. The Company records fees receivable from Hatteras Funds when earned but not yet paid as Due from Affiliate in the Company's financial statements. When applicable, amounts owed for services provided by Hatteras Funds and service fees to be received from Hatteras Funds are presented net in the Company's Statement of Financial Position. At December 31, 2015, no net amounts were owed to Hatteras Funds. The Company has determined that all amounts Due from Affiliates are collectible, and that no allowance account is considered necessary.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, and collectability is reasonably assured. The Company earns service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements. Service fees are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each fund's administrator.

12(b)-1 Plan

The Company is the distributor for certain affiliated funds which maintain a 12(b)-1 Plan. The Company has engaged Quasar, a division of US Bank Fund Services, as sub-distributor to administer the 12(b)-1 Plan. The Company maintains an account at the various funds which offer shares under the 12(b)-1 Plan, which are used to pay expenses related to the marketing and selling of fund shares, such as compensating brokers and others who sell fund shares, and paying for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The Company recognizes revenue as earned from the assets under management in the share classes under the plan and expenses under the 12(b)-1 plan as the Company remits 12(b)-1 plan fees to third party selling brokers.

Commissions and other direct variable distribution costs are paid to unrelated distributors by the Company in connection with the sales of certain investment products that entitle the Company to collect 12(b)-1 plan revenues and contingent deferred sales charges. Such deferred acquisition costs are capitalized by the Company and amortized over the term of the contingent deferred sales charge period, which is typically twelve months from the date of investment. During 2015, the Company capitalized deferred acquisition costs of $115,327 and recorded amortization expense of $315,720 related to these deferred acquisition costs.

Expenses

The Company recognizes expenses in its Statement of Income as expenses are incurred. The Company is party to a written expense sharing agreement with Hatteras Funds, with whom the Company shares office facilities. The expense sharing agreement results in the Company incurring certain expenses within its Statement of Income based upon a percentage of time, space and equipment used by Hatteras Funds in conducting activities of the Company. The Company and Hatteras Funds review the specific expense sharing percentages and estimates included within the expense sharing agreement annually to ensure such expense sharing percentages and estimates remain reasonable. No changes in those expense sharing percentages and estimates have occurred throughout 2015.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As a result of the Company's designation as a disregarded entity for income tax purposes, no income taxes have been recognized within the Company's financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Member files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Member is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2012.

2. Related Party Transactions

Included in the Statement of Income are service fees from affiliated entities. In addition, the Statement of Income includes operating expenses resulting from the expense sharing agreement in place with Hatteras Funds. The following table sets forth the Company's related party revenues, expenses, receivables and payables for the year ended December 31, 2015:

	2014
Service fees from Hatteras Funds, LLC	$ 4,700,746
12b-1 plan revenues from Funds	808,597
Other income from Funds	16,845
Total Revenues	**$ 5,526,188**
Operating expenses allocated from Hatteras Funds, LLC	
Payroll and related expenses	$ 2,396,857
Marketing events and materials	776,867
Travel, meals and entertainment	601,169
Rent	53,334
Office expenses	46,917
Depreciation	33,529
Other expenses	21,320
Insurance	6,392
Total Allocated Expenses	**$ 3,936,385**
Due from Hatteras Funds, LLC	$ 276,121
Due to Hatteras Funds, LLC	(265,183)
Due from affiliate, net	**$ 10,938**

3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had regulatory net capital of $2,000,698 which is $1,995,698 in excess of the Company's net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.035 to 1.0.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, claims exemption from SEC Rule 15c3-3, under the provision in section k(2)(i).

4. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. The Company identified the following events:

On November 9, 2015, it was announced that certain principals of Hatteras Funds (the "Adviser") had entered into an agreement to purchase the Adviser from RCS Capital Corporation. Along with that transaction, the Company, a wholly-owned subsidiary of the Adviser, would be included in the transaction. After closing, the Company will continue to operate as a wholly-owned subsidiary of the Adviser. The transaction closed on January 5, 2016. This transaction will not have any impact on the Company's operations or financial results.

Supplementary Information



Hatteras Capital Distributors, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 and
Statement Pursuant to Rule 17a-5(d)(4)

December 31,		2014
Computation of Net Capital Pursuant to Rule 15c3-1		
Computation of Net Capital:		
Total member's equity from statement of financial condition	$	2,635,660
Less: Nonallowable assets:		
Due from affiliate, net		10,938
Receivable from 12(b)-1 plan		505,830
Deferred acquisition cost, net of amortization		59,607
Other assets		43,587
Other deductions		15,000
Net Capital	$	2,000,698
Computation of Basic Net Capital Requirement:		
6-2/3% of $69,250, aggregate indebtedness		4,617
Minimum net capital required, pursuant to Rule 15c3-1		5,000
Minimum dollar net capital requirements of reporting broker/dealer		5,000
Excess net capital		1,995,698
Computation of Aggregate Indebtedness:		
Accounts payable and accrued expenses		69,250
Total Aggregate Indebtedness Liabilities		69,250
Percentage of Aggregate Indebtedness to Net Capital		3.5%

Statement Pursuant to Rule 17a-5(d)(4)

A Reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 as of December 31, 2015 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

Hatteras Capital Distributors, LLC

Exemption Report

For the Year Ended December 31, 2015

Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Confidential Treatment Requested for this Exemption Report for the Year Ended December 31, 2015

Defining Alternatives



HATTERAS
FUNDS

Hatteras Capital Distributors, LLC

Exemption Report

For the Year Ended December 31, 2015

Hatteras Capital Distributors, LLC

Contents

Hatteras Capital Distributors, LLC's Exemption Report

Hatteras Capital Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2) (i) (the "identified exemption provision").

The Company met the identified exemption provision throughout the most recent fiscal year without exception.

Hatteras Capital Distributors, LLC

I, Robert Lance Baker, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[Signature] /s/ R. Lance Baker

Chief Financial Officer

February 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hatteras Capital Distributors, LLC

We have reviewed management's statements, included in Hatteras Capital Distributors, LLC's Annual Exemption Report, in which (1) Hatteras Capital Distributors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hatteras Capital Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hatteras Capital Distributors, LLC stated that Hatteras Capital Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hatteras Capital Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hatteras Capital Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 26, 2016

Hatteras Capital Distributors, LLC

Agreed-Upon Procedures

Securities Investor Protection Corporation ("SIPC") General Assessment Reconciliation

For the Year Ended December 31, 2015

Confidential Treatment Requested for this Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation for the Year Ended December 31, 2015


HATTERAS
FUNDS

Defining Alternatives

Hatteras Capital Distributors, LLC

Agreed-Upon Procedures

Securities Investor Protection Corporation (“SIPC”)

General Assessment Reconciliation

Year Ended December 31, 2015

Hatteras Capital Distributors, LLC

Contents

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Hatteras Capital Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Hatteras Capital Distributors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hatteras Capital Distributors, LLC's compliance with the applicable instructions of Form SIPC-7. Hatteras Capital Distributors, LLC's management is responsible for Hatteras Capital Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2016

goldman & COMPANY, CPAs

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067555 FINRA
HATTERAS CAPITAL DISTIBUTORS LLC
6601 SIX FORKS ROAD, SUITE 340
RALEIGH, NC 27615-3052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lance Baker: (919) 846-2324

2. A. General Assessment (item 2e from page 2) $ 11,788.49

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,763.02)
7/29/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,025.47

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,025.47

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HATTERAS CAPITAL DISTRIBUTORS LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26th day of FEBRUARY, 20 16.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2015
and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,526,189
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	810,795
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	810,795
2d. SIPC Net Operating Revenues	$4,715,394
2e. General Assessment @ .0025	$11,788.49
	(to page 1, line 2.A.)